SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: April 25, 2003

List of materials

Documents attached hereto:

i)	Press release regarding the announcement by Sony Corporation of executive appointments

ii)	Press release regarding the announcement by Sony Corporation of consolidated financial results for the fiscal year ended March 31, 2003

SONY

6-7-35 Kitashinagawa

Shinagawa-ku

Tokyo 141-0001

News & Information

April 24, 2003

No. 03-018E

Executive Appointments

Tokyo, Japan– At its Board of Directors Meeting held on April 23, 2003, Sony Corporation decided candidates for the positions of Director, Corporate Executive Officer, Executive Officer and Group Executive Officer. These selections have been made in conjunction with Sony’s decision to adopt the “Company with Committees” principle as announced on January 28, 2003.

The selections are subject to the approval of the Ordinary General Meeting of Shareholders to be held on June 20, 2003 (for Director candidates) and to the approval of the Board of Directors Meeting to be held on the same day (for Corporate Executive Officer, Executive Officer and Group Executive Officer candidates).

Board of Directors

The candidates for Board of Directors are as follows. Seven new director candidates have been selected (*).

Nobuyuki Idei	Group CEO

Kunitake Ando	Group COO/Electronics CEO and CQO

Teruhisa Tokunaka	Group CSO
In charge of Personal Solutions Business Group and Network Application and Content Service Sector (NACS)

Minoru Morio	Sony Group East Asia Representative, Group CPO

Teruo Masaki	Group General Counsel

Howard Stringer	Sony Group Americas Representative, Officer in charge of Entertainment Business Group, Chairman and CEO of Sony Corporation of America

Ken Kutaragi	Officer in charge of Game Business Group and Broadband Network Company, President and CEO of Sony Computer Entertainment, Inc.

Göran Lindahl	Sony Group Europe Representative

Akihisa Ohnishi*	Currently Standing Statutory Auditor, Sony Corporation

Iwao Nakatani	Director of Research, UFJ Institute Ltd., President, Tama University

Akishige Okada	Chairman, Sumitomo Mitsui Financial Group, Inc.
Chairman, Sumitomo Mitsui Banking Corporation

Hirobumi Kawano*	Former Director-General of the Agency for Natural Resources & Energy
* Certain formalities are required by the Public Servants Law and after these are satisfied Mr. Kawano is scheduled to accept his invitation to become a Director.

Yotaro Kobayashi*	Chairman of the Board, Fuji Xerox Co., Ltd.

Carlos Ghosn*	President and Chief Executive Officer, Nissan Motor Co., Ltd.

Sakie T. Fukushima*	Representative Director & Regional Managing Director-Japan Member, Board of Directors, Korn/Ferry International

Yoshihiko Miyauchi*	Representative Director, Chairman and Chief Executive Officer, ORIX Corporation

Yoshiaki Yamauchi*	Director, Sumitomo Mitsui Financial Group, Inc.

Candidates for the Chairman and Deputy Chairman of the Board and for Chairmen of the Committees have been decided as follows. The candidates for Committee Chairmen will consider details for the composition of each committee (numbers, members etc.)

Appointments as of June 20

Chairman of the Board	Iwao Nakatani
Deputy Chairmen of the Board	Hirobumi Kawano, Teruo Masaki

Chairmen of the Committees:

Nominating Committee:	Yotaro Kobayashi
Compensation Committee:	Akishige Okada
Audit Committee:	Yoshiaki Yamauchi

Corporate Executive Officers (** concurrent with Director)

The following persons have been chosen as candidates for Representative Corporate Executive Officer and Corporate Executive Officer. They will have responsibility for implementing the Sony Group’s management strategy.

2

Representative Corporate Executive Officers

Chairman	Nobuyuki Idei**	Group CEO
President	Kunitake Ando**	GroupCOO/Electronics CEO&CQO
Executive Deputy President	Teruhisa Tokunaka**	Group CSO, In charge of Personal Solutions Business Group and Network Application and Content Service Sector (NACS)

Corporate Executive Officers

Vice Chairman

Minoru Morio**        Sony Group East Asia Representative, Group CPO

Vice	Chairman

Howard Stringer**        Sony Group Americas Representative, Officer in charge of Entertainment Business Group, Chairman and CEO of Sony Corporation of America

Executive Deputy President

Shizuo Takashino**        Officer in charge of IT & Mobile Solutions Network Company and Home Network Company

Executive Deputy President

Ken Kutaragi**        Officer in charge of Game Business Group and Broadband Network Company, President and CEO of Sony Computer Entertainment, Inc.

Corporate Senior Executive Vice President

Teruo Masaki**        Group General Counsel

Corporate Senior Executive Vice President

Akira Kondoh        Group CIO

Corporate Senior Vice President

Takao Yuhara        Group CFO

Corporate Executive Officer**

Göran Lindahl        Sony Group Europe Representative:

Corporate Executive Officer

Nicole Seligman        Group Deputy General Counsel

Statutory Auditors Resigned

Takafumi Abe

Masasuke Ohmori

3

Executive Officers

The current Corporate Executive Officer system has been renamed the Executive Officer system and will continue as a unique Sony management practice. As of June 20, 2003 the number of Executive Officers is scheduled to be 38.

New Executive Officers

Appointments as of June 20

Executive Vice President

Tadasu Kawai        Currently Standing Statutory Auditor

Vice President

Yasunori Kirihara        Currently Senior General Manager, Global Organization & HR Strategy Div. And Corporate Human Resources

Vice President

Osamu Kumagai

Currently President, Device Solutions Company of the Micro Systems Network Company

Vice President

Makoto Kogure

Currently President, Projection Display Company of the Home Network Company

Vice President

Takao Hiramoto

Currently President, Broadband Communication Company of the IT & Mobile Solutions Network Company

Vice President

Yoshinori Yamamoto

Currently President, Home Audio Company of the Home Network Company

Vice President

Tadao Yoshida

Currently President, Network CE Development Laboratories

Promoted Executive Officers

Appointments as of June 20

Senior Executive Vice President

Teruaki Aoki        Currently in charge of Intellectual Property and Memory Stick Business Center

Senior Executive Vice President

Kenichiro Yonezawa        Currently in charge of Corporate Human Resources and Corporate General Affairs

Executive Vice President (Corporate Research Fellow)

Yoshio Nishi        Currently President, Materials Laboratories

4

Executive Vice President

Yutaka Nakagawa        Currently Deputy President, Micro Systems Network Company

Executive Vice President

Tetsujiro Kondoh        Currently President, A-cubed Research Center, CTO of Home Network Company

Executive Vice President

Tsutomu Niimura         Currently NC President, Home Network Company

Executive Vice President

Ryoji Chubashi        Currently NC President, Micro Systems Network Company

Senior Vice President     (Corporate Research Fellow)

Shigeo Kubota        Currently CTO, Micro Systems Network Company

Senior Vice President     (Corporate Research Fellow)

Akira Iga         Currently President, Ubiquitous Technology Laboratories

Corporate Executive Officers Retired

As of June 20

Yoshiyuki Kamon (scheduled to be appointed as Counsellor)

Mitsuru Inaba (scheduled to be appointed as Advisor)

New Group Executive Officers

As of June 20

Hiromu Inoue	Currently President, EMCS-America, Sony Electronics Inc.

Masaru Kato	Currently Deputy President/CFO Sony Computer Entertainment, Inc.

Yukio Kubota	Currently Representative Director & President, Sony Ericsson Mobile Communications Japan Inc.

Haruyasu Nagata	Managing Director, Sony Marketing Asia Pacific Pte Ltd.

Andrew Lack	Chairman/CEO Sony Music Entertainment, Inc.

Group Executive Officers Retired

As of June 20

Hiroyuki Matsumoto	(scheduled to be appointed as Counsellor)

Fujio Sugano	(scheduled to be appointed as Advisor)

Hiroshi Shoda	(scheduled to be appointed as Advisor)

Inquiries

Sony Corporate Communications

TEL 03-5448-2200             FAX 03-5448-3061

5

SONY

6-7-35 Kitashinagawa

Shinagawa-ku

Tokyo 141-0001 Japan

News & Information

Consolidated Financial Results for the Fiscal Year ended March 31, 2003

No: 03-019E

3:00 P.M. JST, April 24, 2003

Electronics, Game and Pictures Businesses Lead an

Improvement in Full Year Operating Performance

Although Fourth Quarter Sales Decreased and Losses Increased

Tokyo, April 24, 2003 — Sony Corporation announced today its consolidated results for the fiscal year ended March 31, 2003 (April 1, 2002 to March 31, 2003).

Highlights

•	Although sales decreased slightly year on year to ¥7,473.6 billion ($62.3 billion), operating income increased ¥50.8 billion to ¥185.4 billion ($1.55 billion). Net income was ¥115.5 billion ($963 million), a year on year increase of ¥100.2 billion. The depreciation of the yen against the euro had a positive impact on sales and operating income.

•	Although sales in the Electronics business decreased 6.5% due to a decrease in sales of Aiwa products and VAIO PCs, an operating income of ¥41.4 billion ($345 million) was recorded compared to an operating loss of ¥1.2 billion in the previous fiscal year. The improved operating performance resulted from the benefit of restructuring initiatives primarily in the components category, and the contribution to profitability of digital still cameras and CCDs. Inventory decreased ¥79.6 billion year on year.

•	Unit sales of hardware and software in the Game business increased mainly in the U.S and Europe. Sales decreased 4.9% year on year due, in part, to strategic price reductions of hardware in all major regions. Operating income increased ¥29.7 billion to ¥112.7 billion ($939 million) because of strong software unit sales and reductions of hardware manufacturing costs.

•	The Pictures business recorded its highest ever sales and operating income, ¥802.8 billion ($6,690 million) and ¥59.0 billion ($491 million), respectively, for the fiscal year due to the strong worldwide theatrical and home entertainment performance of current year releases including Spider-Man, Men in Black II, xXx and Mr. Deeds.

•	The Music business recorded a ¥8.7 billion ($72 million) operating loss due to an increase in restructuring charges at the U.S. subsidiary and a decrease in worldwide album sales, as a result of the contraction of the global music market primarily brought on by increased digital piracy.

•	Cash flow was positive throughout the fiscal year and significantly improved compared with the previous fiscal year due to an increase in operating income and reduced capital expenditures.

•	In the quarter ended March 31, 2003, sales decreased 12% year on year to ¥1,654.4 billion ($13.8 billion), operating loss increased ¥92.9 billion to ¥116.5 billion ($971 million), and net loss increased ¥105.7 billion to ¥111.1 billion ($926 million), primarily due to a deterioration in the operating performance of the Electronics business. The primary reasons for the increase in operating loss included the lower sales, the implementation of inventory adjustments resulting from production adjustments in the Electronics business, the acceleration of restructuring initiatives in the Electronics and Music businesses, and increased expenses related to patent royalties.

(Billions of yen, millions of U.S. dollars, except per share amounts)
	Year ended March 31
	2002	2003	Change	2003*
Sales and operating revenue	¥7,578.3	¥7,473.6	-1.4%	$62,280
Operating income	134.6	185.4	+37.7	1,545
Income before income taxes	92.8	247.6	+166.9	2,064
Net income	15.3	115.5	+654.5	963
Net income per share of common stock
— Basic	¥16.72	¥125.74	+652.0	$1.05
— Diluted	16.67	118.21	+609.1	0.99

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2003.

Consolidated Results for the Fiscal Year

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥7,473.6 billion ($62.3 billion), a decrease of 1.4% year on year (2% decrease on a local currency basis—see Note I on page 10).

•	Sales to external customers fell 4.8% in the Electronics business and 5.1% in the Game business.

•	However, sales in the Pictures segment rose 26.3% to reach a record ¥802.8 billion ($6,690 million).

Operating income was ¥185.4 billion ($1,545 million), an increase of ¥50.8 billion, or 37.7%, year on year (5% decrease on a local currency basis).

•	Business segments that contributed to an increase in operating income:

•	Operating performance in the Electronics business improved ¥42.5 billion from an operating loss recorded in the previous year. In the Game business, operating income increased ¥29.7 billion, and in the Pictures business, operating income increased ¥27.7 billion.

•	Business segments that contributed to a decrease in operating income:

•	Operating performance in the Music business deteriorated significantly, by ¥28.8 billion, and an operating loss was recorded. In the Other business, operating loss increased ¥15.3 billion (an operating loss was recorded in the previous year as well).

•	Selling, general and administrative expenses during the fiscal year increased ¥76.6 billion primarily due to an increase in advertising and promotion expenses and severance related expenses.

•	Restructuring charges for the fiscal year amounted to approximately ¥100 billion ($833 million). The severance related expenses mentioned above are included in these charges.

•	On a business segment basis, the most significant charges were recorded in Electronics, approximately ¥70 billion ($583 million), and in Music, approximately ¥24 billion ($200 million).

Income before income taxes was ¥247.6 billion ($2,064 million), an increase of ¥154.8 billion, or 166.9%, year on year.

•	In addition to the increase in operating income, other income increased ¥61.2 billion and other expenses decreased ¥42.8 billion.

•	Primary factor contributing to the increase in other income:

•	The recording of a ¥66.5 billion gain* on the sale of Sony’s equity interest in Telemundo Communications Group, Inc. and its subsidiaries (“Telemundo”), a U.S. based Spanish language television network and station group that was accounted for by the equity method. (*The dollar amount of the gain recorded on the sale of Telemundo at Sony’s U.S. based subsidiary was $511 million.)

•	Primary factors contributing to the decrease in other expenses:

•	The recording of a net foreign exchange gain of ¥1.9 billion ($16 million) compared with a net foreign exchange loss of ¥31.7 billion recorded in the previous year.

•	A decrease in interest expense of ¥9.1 billion as a result of lower average balances of short-term borrowings and lower interest rates.

•	Partially offsetting these factors was a ¥4.7 billion increase in losses on the devaluation of securities.

Net income was ¥115.5 billion ($963 million), an increase of ¥100.2 billion, or 654.5%, year on year.

•	Factor positively effecting net income: increase in income before income taxes.

•	Factors negatively effecting net income:

•	An income tax increase of ¥15.6 billion.

•	Factor adding to tax expense: increase in income before income taxes.

•	Factors offsetting the increase in tax expense:

•	A reversal of ¥51.9 billion ($433 million) in valuation allowances on deferred tax assets held by Aiwa Co. Ltd. (“Aiwa”) because these assets became recoverable as a result of Sony’s decision to merge with Aiwa.

•	The effective income tax rate was 32.6% compared to 70.3% in the previous year.

•	The recording of a ¥6.6 billion ($55 million) minority interest in the income of consolidated subsidiaries, compared to a ¥16.2 billion minority interest in the loss of consolidated subsidiaries in the previous year.

•	With regards to minority interest of Aiwa, a significant loss was recorded in the previous year due to a loss incurred by Aiwa, and income was recorded in the current year due to a reversal in taxable incomes mentioned above.

•	A ¥10.2 billion increase in equity in net losses of affiliated companies.

•	Losses increased at the following companies:

•	Sony Ericsson Mobile Communications (“SEMC”), a mobile handset joint venture established in October 2001 in which Sony has a 50% equity holding.

•	ST-Liquid Crystal Display Corp (“ST-LCD”), a joint venture based in Japan which manufactures LCD panels.

•	Factors offsetting the increase in net losses of affiliated companies.

•	The elimination of losses at Columbia House Company, a direct marketer of music and videos in the U.S., and Telemundo, due to the sale of Sony’s equity interest in these companies, which had recorded losses in the prior year.

SEMC performance for the year ended March 31, 2003

Shipments of mobile handsets:	22.49 million
Net sales:	3,860 million euro
Loss before tax:	404 million euro
Net loss:	348 million euro
Sony’s equity in net loss of affiliate:	¥20.8 billion ($173 million)
Reasons for loss:	Lower than expected revenues for CDMA and TDMA handsets in the U.S. market.
Delays in the launches of certain low-end to mid-end GSM products.
Expenses for establishing the joint venture and product development.

•	The absence of the ¥6.0 billion gain recorded in the previous year due to the cumulative effect of a change in accounting principles.

Operating Performance Highlights by Business Segment

Electronics

	(Billions of yen, millions of U.S. dollars)
	Year ended March 31
	2002	2003	Change	2003
Sales and operating revenue	¥5,286.2	¥4,940.5	-6.5%	$41,170
Operating income (loss)	(1.2)	41.4	—	345

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥4,940.5 billion ($41.2 billion), a decrease of 6.5% year on year (7% decrease on a local currency basis).

•	Product categories with increased sales:

•	“Semiconductors” by 12.3%, “Components” by 2.2%, “Video” by 2.1% and “Television” by 0.4%.

•	Products categories with decreased sales:

•	“Information and Communication” by 17.9%, “Audio” by 8.7% and “Other” (which contains Aiwa) by 2.1%.

•	On a local currency basis:

•	Products with the largest decreases in sales:

•	Aiwa products, VAIO PCs, audio products, CRT computer displays, cellular phones (now sold mainly to SEMC), video cameras and CRT televisions.

•	Products with the largest increases in sales:

•	Digital still cameras (“Cybershot”), personal digital assistants (“CLIE”), semiconductors (especially CCDs and LCDs) and projection TVs.

•	On a geographic basis:

•	Sales fell in the U.S., Japan and Europe.

•	Sales rose in other areas, particularly in East Asia (not including Japan).

In terms of profitability, operating income of ¥41.4 billion ($345 million) was recorded compared with operating loss of ¥1.2 billion in the previous fiscal year, an improvement of ¥42.5 billion year on year.

•	The following factors contributed to the improvement in profitability:

•	Increased demand for semiconductors, particularly CCDs, and an increase in sales in the digital still camera and battery businesses.

•	An improvement in the profit structure of businesses such as portable audio and components, particularly cathode ray tubes, due to the benefit of restructuring (reductions in fixed costs, via the sale and disposal of underused production facilities, and headcount reductions) carried out in the previous year.

•	The positive impact of the depreciation of the yen against the euro which exceeded the negative impact of the depreciation of the yen against the U.S. dollar.

•	The transfer of the mobile handset business (which recorded a loss in the previous year) to SEMC, an affiliate accounted for under the equity method.

•	Product categories information:
•	Categories recording operating income:

•	“Audio”, which benefited from the effects of restructuring, “Television”, in which demand rose for large-screen televisions, and “Video”, in which there was a significant increase in sales for digital still cameras. “Components” changed from loss to profit due to the effects of restructuring.

•	Categories recording operating loss:

•	Losses decreased in “Information and Communications”, because the mobile handset business was transferred to SEMC, and in “Semiconductors”, where there was an increase in demand, particularly for CCDs. Losses increased in the “Other” segment, principally due to losses at Aiwa.

Sales of Aiwa products fell year on year. Aiwa recorded an operating loss due expenses incurred for restructuring including headcount reductions, inventory write-downs brought about by the concentration of product lines, and the sale and disposal of production facilities. Sony absorbed Aiwa by merger on December 1, 2002.

Inventory on March 31, 2003 was ¥432.4 billion ($3,603 million), a ¥79.6 billion, or 15.6%, decrease compared with the level on March 31, 2002.

Game

	(Billions of yen, millions of U.S. dollars)
	Year ended March 31
	2002	2003	Change	2003
Sales and operating revenue	¥1,003.7	¥955.0	-4.9%	$7,958
Operating income	82.9	112.7	+35.9	939

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥955.0 billion ($7,958 million), a decrease of 4.9% year on year (7% decrease on a local currency basis).

•	Although hardware sales decreased, software sales increased, year on year.

•	Strategic price reductions of PlayStation 2 hardware in all major regions contributed to a year on year decrease in hardware sales revenue in the U.S. and Japan, although sales revenue increased in Europe mainly due to the positive impact of the depreciation of the yen against the euro. Hardware unit sales of PlayStation 2 decreased in Japan, but increased in the U.S. and Europe.

•	Unit sales of PlayStation 2 software significantly increased in Japan, the U.S. and Europe. Sales revenue increased in the U.S. and Europe, but decreased in Japan due to a decrease in unit sales of in-house developed software.

•	Worldwide hardware production shipments:*

•	PS 2: 22.52 million units (an increase of 4.45 million units)

•	PS one: 6.78 million units (a decrease of 0.62 million units)

•	Worldwide software production shipments:*

•	PS 2: 189.90 million units (an increase of 68.10 million units)

•	PlayStation: 61.00 million units (a decrease of 30.00 million units)

*	Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Operating income was ¥112.7 billion ($939 million), an increase of ¥29.7 billion, or 35.9%, year on year (12% increase on a local currency basis).

•	Although hardware sales decreased primarily due to strategic price reductions in all major regions, the positive impact of the depreciation of the yen against the euro, in addition to the continued reduction of manufacturing costs, led to an increase in operating income.

•	Strong software sales mainly in the U.S. and Europe also contributed to an overall increase in operating income.

Inventory on March 31, 2003 was ¥143.4 billion ($1,195 million), a ¥24.4 billion, or 20.5%, increase compared with the level on March 31, 2002.

Music

	(Billions of yen, millions of U.S. dollars)
	Year ended March 31
	2002	2003	Change	2003
Sales and operating revenue	¥642.8	¥636.3	-1.0%	$5,303
Operating income (loss)	20.2	(8.7)	—	(72)

The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. (“SMEI”), a U.S. based operation, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japan based operation which aggregates results in yen.

Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales were ¥636.3 billion ($5,303 million), a decrease of 1.0% year on year (1% increase on a local currency basis). Of the Music segment’s sales, 72% were generated by SMEI, and 28% were generated by SMEJ.

•	SMEI’s sales (on a U.S. dollar basis) increased 6%.

•	Sales increased due to an increase in manufacturing sales of DVD software to the Pictures and Game segments.

•	Partially offsetting the increase in sales was a decline in album sales in many regions worldwide due to the continued contraction of the global music industry brought on by digital piracy combined with competition from other entertainment sectors and economic uncertainty impacting consumer spending.

•	Titles contributing the most to sales:

•	Dixie Chicks’ Home, Shakira’s Laundry Service, Jennifer Lopez’s This is Me…Then, and Celine Dion’s One Heart.

•	SMEJ’s sales decreased 10%.

•	Sales decreased because of the continued contraction of the music industry.

•	Titles contributing the most to sales:

•	Chemistry’s Second to None, Mika Nakashima’s TRUE, Chitose Hajime’s Hainumikaze, and Ken Hirai’s Life is…

In terms of profitability, an operating loss of ¥8.7 billion ($72 million) was recorded compared with operating income of ¥20.2 billion in the previous year, a deterioration of ¥28.8 billion year on year.

•	SMEI incurred an operating loss (on a U.S. dollar basis) compared to operating income in the prior year.

•	Reasons for the decline in profit performance:

•	An increase year on year in restructuring charges of approximately $120 million.

•	During the fiscal year, restructuring charges of approximately $190 million were recorded for initiatives including the closure of a manufacturing facility in the U.S., the consolidation of several distribution facilities outside of the U.S., and the further consolidation of various support functions across labels and operating units.

•	The restructuring activities undertaken resulted in a reduction during the fiscal year of over 1,400 employees worldwide.

•	These continuing aggressive restructuring activities are being taken to counteract the effect of the decrease in album sales.

•	A decrease in album sales and an increase in talent-related expenses.

•	Factors partially offsetting the decline in profit performance:

•	A decrease in advertising and promotion expenses.

•	Savings realized from SMEI’s previously implemented restructuring initiatives.

•	Higher income generated by the increased DVD software manufacturing activity.

•	SMEJ’s operating income decreased 81% year on year due to the drop in sales and an increase in severance related expenses incurred from restructuring.

Pictures

	(Billions of yen, millions of U.S. dollars)
	Year ended March 31
	2002	2003	Change	2003
Sales and operating revenue	¥635.8	¥802.8	+ 26.3%	$6,690
Operating income	31.3	59.0	+88.6	491

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales were ¥802.8 billion ($6,690 million), an increase of 26.3% year on year (30% increase on a U.S. dollar basis). This represented the highest sales ever recorded by SPE.

•	The reasons for the significant increase in sales (on a U.S. dollar basis) were:

•	The strong worldwide performance, both theatrically and in home entertainment, of current year releases including Spider-Man, Men in Black II, xXx, and Mr. Deeds.

•	Spider-Man, the highest grossing film in SPE’s history, exceeded $800 million in worldwide box office.

•	The increased worldwide popularity of DVDs, together with the successful film slate, contributed to the higher home entertainment revenues.

Operating income was ¥59.0 billion ($491 million), an increase of ¥27.7 billion, or 88.6%, year on year (92% increase on a U.S. dollar basis). This also represented the highest operating income ever achieved by SPE.

•	The reasons for the increase in profitability were:

•	Substantially higher theatrical and home entertainment revenues, as noted above, driven by SPE’s successful summer theatrical release slate.

•	Higher television operating income due to the recording of restructuring expenses in the previous fiscal year.

•	Lower losses on and a reduction in the number of new network television shows and pilots as a result of that restructuring.

•	Increased revenues from the game show, Wheel of Fortune.

•	Partially offsetting the increase in profitability were:

•	Disappointing performance from several films including I Spy and Stuart Little 2.

•	A provision with respect to previously recorded revenue and adjustments to ultimate film income from KirchMedia.

•	KirchMedia is an insolvent licensee in Germany of SPE’s feature film and television products.

In April 2002, SPE sold its entire equity interest in Telemundo. Cash proceeds of ¥88.4 billion* were received upon the closing and a gain of ¥66.5 billion* was recorded on this sale in “gain on sales of securities investments, net” (in other income).

(*The dollar amount of the cash proceeds and gain recorded on the sale of Telemundo were $679 million and $511 million, respectively.)

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Year ended March 31
	2002	2003	Change	2003
Financial Service revenue	¥512.2	¥540.5	+5.5%	$4,504
Operating income	22.1	23.3	+5.4	194

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Financial Service revenue was ¥540.5 billion ($4,504 million), an increase of 5.5% year on year.

•	Revenue increased primarily due to an increase in revenue at Sony Life Insurance Co., Ltd. (“Sony Life”).

•	Insurance revenue rose due to an increase in insurance-in-force.

•	Valuation gains and losses from investments in the general account improved because, even though a slight loss was recorded due to the devaluation of Argentine government bonds held in that account, the amount of that loss decreased significantly compared with the loss recorded in the previous year.

•	Sony Life’s revenue gains were partially offset by a deterioration of valuation gains and losses from investments in the separate account, which resulted from the stock market downturn.

•	Valuation gains and losses from investments in the separate account accrue directly to the account of policyholders and, therefore, do not affect operating income.

•	In addition, the following factors affected Financial Services business segment revenue:

•	An increase in revenue at Sony Assurance Inc. due to higher insurance revenue brought about by an expansion in insurance-in-force.

•	A decrease in revenue at Sony Finance International, Inc. (“Sony Finance”) brought about by a decrease in revenues from rent, despite an increase in leasing and other revenue.

Operating income increased ¥1.2 billion or 5.4% year on year to ¥23.3 billion ($194 million).

•	Operating income at Sony Life increased due to an increase in insurance revenue and the improvement in valuation gains and losses from investments in the general account.

•	In addition, the following factors affected Financial Services business operating income:

•	Fewer losses at Sony Assurance Inc. due to an increase in insurance revenue, a decrease in the proportion of insurance payouts relative to the number of policy holders, and an improvement in the ratio of sales to sales to operating expenses.

•	A recording of a loss at Sony Finance due to a deterioration of profitability brought on by an increase in operating expenses in connection with the credit card business.

•	Continuing losses at Sony Bank, which began operations in June 2001.

Other

	(Billions of yen, millions of U.S. dollars)
	Year ended March 31
	2002	2003	Change	2003
Sales and operating revenue	¥203.8	¥250.3	+22.8%	$2,086
Operating income (loss)	(16.6)	(32.0)	—	(266)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥250.3 billion ($2,086 million), an increase of 22.8% year on year. (Of sales in the Other segment, 48% were sales to outside customers).

•	Sales increased due to increased sales of NACS-related businesses (see Note II on page 10), due primarily to increased sales at an in-house oriented information system service business, and increased sales at an advertising agency business subsidiary in Japan.

In terms of profitability, an operating loss of ¥32.0 billion ($266 million) was recorded compared with an operating loss of ¥16.6 billion in the previous year, a deterioration of ¥15.3 billion.

•	An increase in aggregate losses at NACS-related businesses was the principal cause of the deterioration:

•	There was an increase in expenses incurred in connection with the creation of a platform business, such as expenses for the development of network technology.

•	Impairments of professional-use software were recorded.

•	Offsetting the increase in operating losses for the segment was the recording of operating income at Sony Communication Network Corporation.

Cash Flow

	(Billions of yen, millions of U.S. dollars)
	Year ended March 31
	2002	2003	Difference		2003
Cash flow
— From operating activities	¥737.6	¥853.8	¥	+116.2	$7,115
— From investing activities	(767.1)	(706.4)		+ 60.7	(5,887)
— From financing activities	85.0	(93.1)		-178.2	(776)
Cash and cash equivalents as of March 31	683.8	713.1		+ 29.3	5,942

Cash provided by operating activities during the fiscal year ended March 31, 2003 was ¥853.8 billion ($7,115 million), an increase of ¥116.2 billion compared with the previous fiscal year.

•	While cash was used to increase deferred insurance acquisition costs and decrease notes and accounts payable during the fiscal year, the contribution to profit of the Game, Pictures and Electronics businesses, an increase in future insurance policy benefits and other in accordance with an increase in insurance-in-force, and a decrease in notes and accounts receivable caused cash generated from operating activities to exceed expenditures.

•	Although there was a smaller decrease in inventories and a smaller increase in future insurance policy benefits and other benefits, the increase in the operating income of the Electronics, Game and Pictures businesses, a smaller decrease in notes and accounts payable, and a larger decrease in notes and accounts receivable contributed to the net increase in cash provided by operating activities compared with the previous year.

Cash used in investing activities for the fiscal year was ¥706.4 billion ($5,887 million), a decrease of ¥60.7 billion year on year.

•	The use of cash derived primarily from the fact that investments and advances of ¥1,026.4 billion ($8,553 million) exceeded sales and maturities of securities investments and collections of advances of ¥542.5 billion ($4,521 million) in the Financial Services business, reflecting an increase in assets under management in the financial services businesses.

•	In addition, ¥275.3 billion ($2,294 million) was used to purchase fixed assets, primarily in the Electronics business but, as a result of the reduction in capital expenditures, the figure decreased by ¥113.2 billion compared with the previous fiscal year. Cash proceeds of ¥135.8 billion ($1,132 million) were also generated from the sales of securities investments and collections of advances, including ¥88.4 billion* from the sale of equity in Telemundo.

(*The U.S. dollar amount of the cash proceeds recorded on the sale of Telemundo was $679 million.)

Cash used in financing activities for the fiscal year was ¥93.1 billion ($776 million) compared to ¥85.0 billion of cash provided by financing activities in the previous fiscal year.

•	Although cash was provided by a ¥142.0 billion ($1,184 million) increase in deposits from customers in the banking business, cash was used during the year for repayments of ¥238.1 billion ($1,985 million) of long-term debt including $1.5 billion of U.S. dollar notes redeemed on March 4, 2003, and the payment of ¥22.9 billion ($191 million) in dividends. This caused cash used in financing activities to exceed cash generated by financing activities.

Consolidated Results for the Fourth Quarter ended March 31, 2003

Sales were ¥1,654.4 billion ($13.8 billion), a decrease of 12.2% compared with the fourth quarter of the previous year (8% decrease on a local currency basis).

•	Sales in the Electronics business decreased significantly due to a decrease in sales of CRT televisions and VAIO PCs, brought on by increased price competition and market contraction. On a geographic basis, sales decreased significantly in Japan and the U.S.

•	Sales in the Game business decreased due to a decrease in hardware revenue caused, in part, by strategic price reductions.

An operating loss of ¥116.5 billion ($971 million) was recorded compared with an operating loss of ¥23.6 billion in the fourth quarter of the previous year, a deterioration of ¥92.9 billion.

•	Losses in the Electronics business increased significantly due to a decrease in sales, an increase in selling, general and administrative expenses associated with an increase in patent related expenses, and an increase in expenses resulting from adjustments in production that were undertaken to lower inventory to an appropriate level.

•	Losses in the Music business also increased dramatically because restructuring charges of approximately $100 million were recorded for such initiatives as the closure of a manufacturing facility in the U.S. and the further consolidation of various support functions across labels and operating units worldwide.

In terms of income (loss) before income taxes, a loss of ¥119.7 billion ($998 million) was recorded compared with a loss of ¥12.8 billion in the fourth quarter of the previous year, a deterioration of ¥106.9 billion.

•	In addition to the increase in operating loss, other income decreased ¥12.4 billion, primarily due to a decrease in royalty income in the Electronics business.

In terms of net income (loss), a loss of ¥111.1 billion ($926 million) was recorded compared with a loss of ¥5.5 billion in the fourth quarter of the previous year, a deterioration of ¥105.7 billion year on year.

•	In addition to the increased loss before income tax, income tax benefits increased ¥14.5 billion and equity in net losses of affiliated companies increased ¥6.7 billion.

•	Income tax benefits increased due to a significant increase in loss before income taxes.

•	Equity in net losses of affiliated companies increased due to an increase in losses at SEMC and ST-LCD.

SEMC performance for the fourth quarter ended March 31, 2003

Shipments of mobile handsets:	5.40 million. Year on year decrease: 400,000.
Net sales:	806 million euro. Year on year decrease: 317 million euro.
Losses before tax:	113 million euro. Nominal income recorded in prior year.
Net loss:	104 million euro. Nominal income recorded in prior year.
Sony’s equity in net loss of affiliate:	¥6.5 billion ($54 million). Nominal income recorded in prior year.
Reasons for performance decline:	Increased pricing pressure.
Expenses due to the phase-in of new products in the GSM and Japanese markets.
The same quarter of the prior year benefited from two successful high-end models in the Japanese and European markets, and operating income was recorded.

Notes

Note I: During the fiscal year ended March 31, 2003, the average value of the yen was ¥120.9 against the U.S. dollar and ¥119.5 against the euro, which was 2.6% higher against the U.S. dollar and 8. 8% lower against the euro, compared with the average rate for the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating revenue (“sales”) and operating income obtained by applying the yen’s average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current fiscal year. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: Commencing with the first quarter ended June 30, 2002, Sony partly realigned its business segment configuration and Electronics segment product category configuration. In accordance with this realignment, results of the previous fiscal year have been reclassified to conform to the presentation for the current fiscal year. Sales of related businesses in the Network Application and Contents Service Sector (“NACS”), established in April 2002 to enhance network businesses, are included in the “Other” segment. In addition to Sony Communication Network Corporation, which was originally contained in the “Other” segment, NACS-related businesses include an in-house oriented information system service business and an IC card business formerly contained in the “Other” category of the Electronics segment.

Note III: “Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income” in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated. “Sales on a product category basis” in the Electronics segment represents only sales of products to external customers, i.e. those sales recorded after intersegment and intercategory transactions have been eliminated.

Note IV: During the fourth quarter ended March 31, 2003, the average value of the yen was ¥117.9 against the U.S. dollar and ¥126.2 against the euro, which was 11.5% higher against the U.S. dollar and 9.2% lower against the euro, compared with the fourth quarter of the previous fiscal year.

Other Matters

In November 2002, Sony Corporation of America, a subsidiary of Sony Corporation, together with other investors, executed a definitive agreement to acquire all of the outstanding common stock of InterTrust Technologies Corporation (“InterTrust”) for approximately $453 million. In January 2003, the acquisition of InterTrust by Sony Corporation of America, Koninklijke Philips Electronics N.V. of Holland, and another investor was successfully completed. InterTrust is a leading holder of intellectual property in digital rights management. This transaction fits with Sony’s network strategy which is to enable wide access to secure digital content through networks.

In April 2003, Sony Computer Entertainment Inc. (SCEI) and Sony Corporation announced that together they will invest a total of approximately ¥200 billion during the three fiscal years beginning with the fiscal year ending March 31, 2003, including ¥73 billion in the first fiscal year, for the installation of a semiconductor fabrication line to build chips with 65 nanometer line width on 300 mm wafers. With this investment, SCEI will be able to manufacture a new microprocessor for the broadband era, as well as other system LSI for the broadband era, which will be used in a next generation computer entertainment system. This investment serves an important role in developing future broadband network businesses, not only for SCEI, but also for Sony Group.

Rewarding Shareholders

A year-end cash dividend of ¥12.5 ($1.04) per share of Sony Corporation common stock will be proposed for approval at the ordinary general meeting of shareholders, which will be held on June 20, 2003. Sony Corporation has already paid an interim dividend of ¥12.5 per share to each shareholder; accordingly the total annual cash dividend per share will be ¥25.0.

Sony believes that by continuously increasing corporate value, its shareholders can be rewarded. Accordingly, Sony plans to utilize retained earnings to carry out various investments that are indispensable for ensuring future growth and strengthening competitiveness.

Regarding shares of subsidiary tracking stock in Japan issued by Sony Corporation, Sony Communication Network Corporation (“SCN”) has been working to manage its operations so as to expand cash flow, fully solidify its financial base, and utilize retained earnings to aggressively expand its business to strengthen its foundation and respond to the quickly expanding Internet market. For these reasons, SCN does not plan to distribute earnings to SCN shareholders for the time being. As such, Sony Corporation will continue to not pay dividends to shareholders of the subsidiary tracking stock.

Numbers of Employees

As a result of its continuing restructuring activities, Sony reduced the number of employees, primarily in the Electronics and Music businesses. As a result, the number of employees at the end of March 2003 was approximately 161,100, a decrease of approximately 6,900 from the end of March 2002.

Remarks on Upcoming Initiatives by Nobuyuki Idei, Chairman and CEO of Sony Corporation

In 2006, Sony will celebrate its 60th anniversary. In the next three years up until this landmark date, we will invest a total of ¥1.3 trillion in the following initiatives as we create a new profit model and accelerate our transformation into a knowledge and capital-intensive company.

1) We will strengthen our semiconductor business with investments of approximately ¥500 billion over the next three years. The investments will drive the development and manufacture of key devices such as imaging devices, a market for which we foresee significant growth, and semiconductors, which make use of the latest process technology, to help form the foundation of our competitive strength in the broadband network era.

2) We will increase investment in R&D to enhance the competitiveness of products and create a new laboratory to further stimulate content distribution. Investment in R&D over the next three years will total ¥500 billion.

3) In order to transform Sony into a highly profitable company, we will record, over the next three years, approximately ¥300 billion in restructuring costs for a variety of initiatives, including the further pursuit of downsizing and withdrawal from selected businesses and the continued implementation of fixed cost reductions.

In addition, Sony will continue to strengthen its potential for growth, competitiveness, and earnings capacity in the middle to long term through strategic alliances and other endeavors.

Outlook for the Fiscal Year ending March 31, 2004

			Change from previous year
Sales and operating revenue	¥7,400 billion		-1%
Operating income	130 billion		-30
Income before income taxes	130 billion		-48
Net income	50 billion		-57
Capital expenditures (additions to fixed assets)	¥310 billion		+19%
Depreciation and amortization*	390 billion		+11
(Depreciation expenses for tangible assets)	(270 billion	)	(-3)
*	Including amortization of intangible assets and amortization of deferred insurance acquisition costs.

Assumed exchange rates: approximately ¥115 to the dollar, approximately ¥125 to the euro.

Because we expect the uncertain economic environment to continue in the fiscal year ending March 31 2004, with personal consumption declining and price competition intensifying, we have decided to implement a restructuring program, primarily in the Electronics business, which will be even more aggressive than the one we implemented in the fiscal year just ended. As a result, we expect to record restructuring charges of approximately ¥140 billion across the Sony Group, which will result in a decrease in our consolidated operating income.

Income before income taxes will decrease primarily because a gain of ¥66.5 billion was recorded in the fiscal year ending March 31, 2003, due to the sale of Sony’s equity interest in Telemundo.

The forecast for each business segment is as follows:

Electronics

Although sales from plasma televisions, LCD televisions, digital still cameras, CLIEs, CCDs, and other products are expected to increase, we expect segment sales to decrease due to a decrease in intersegment sales to the Game business and the net effect of foreign exchange rates. Operating income is also expected to decrease due to increased restructuring expenses.

Game

Although strong sales of software for the PS2 will continue, we expect segment sales to decrease. We have set a cautious forecast of 20 million units for PS2 hardware production shipments due to our concern that the global economy will contract, and we expect PSone units to decrease year on year. Regarding operating income, although growth in PS2 software sales and other factors will positively influence profitability, the effect of the aforementioned decrease in sales, combined with the start, in earnest, of investments in next generation hardware (including research and development expenses), leads us to anticipate a drop in operating income.

Music

We expect sales to decrease due to the expected continued contraction in the music industry and a reduction in the unit price of DVDs in the manufacturing division. However, a decrease in restructuring expenses, the benefits of restructuring activities already carried out, and a decrease in talent-related expenses are projected to return the segment to profitability.

Pictures

We forecast that sales and operating income will decrease compared with the fiscal year ended March 31, 2003 because record sales and operating income were recorded in the fiscal year ended March 31, 2003 due to the success of box office hits such as Spider-Man.

Financial Services

Although increased revenue is anticipated in the life and automobile insurance businesses, due to the planned expansion of these businesses, increased expenses resulting from the planned expansion of Sony Finance and other factors are expected to lead to a decrease in operating income.

Capital expenditures

We are planning to invest approximately ¥200 billion over 3 years in semiconductor production facilities for next-generation broadband processors. We expect approximately ¥73 billion of this investment to take place in the fiscal year ending March 31, 2004. Across the Sony Group, we expect capital expenditures for the fiscal year ending March 31, 2004 to amount to approximately ¥310 billion.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include but are not limited to those using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology (particularly in the Electronics business), and subjective and changing consumer preferences (particularly in the Game, Music, and Pictures businesses); (iv) Sony’s ability to implement successfully the restructuring initiatives in its Electronics, Music and Pictures businesses and its network strategy for its Electronics, Music, Pictures, and Game businesses; (v) Sony’s ability to compete and develop and implement successful sales and distribution strategies in light of Internet and other technological developments in its Music and Pictures businesses; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments (particularly in the Electronics business); (vii) the success of Sony’s joint ventures and alliances; and (viii) the outcome of contingencies. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Investor Relations Contacts:

Tokyo Yukio Ozawa +81-(0)3-5448-2180	New York Yas Hasegawa/Kumiko Koyama +1-212-833-6820/5011	London Chris Hohman/Shinji Tomita +44-(0)20-7444-9711/9713

Home Page: www.sony.net/IR/

Business Segment Information

	(Millions of yen, millions of U.S. dollars)
	Year ended March 31
	2002	2003	Change	2003
Sales and operating revenue
Electronics
Customers	¥4,772,550	¥4,543,313	-4.8%	$37,861
Intersegment	513,631	397,137		3,309

Total	5,286,181	4,940,450	-6.5	41,170

Game
Customers	986,529	936,274	-5.1	7,802
Intersegment	17,185	18,757		156

Total	1,003,714	955,031	-4.9	7,958

Music
Customers	588,191	559,042	-5.0	4,659
Intersegment	54,649	77,256		644

Total	642,840	636,298	-1.0	5,303

Pictures
Customers	635,841	802,770	+26.3	6,690
Intersegment	0	0		0

Total	635,841	802,770	+26.3	6,690

Financial Services
Customers	483,313	512,641	+6.1	4,272
Intersegment	28,932	27,878		232

Total	512,245	540,519	+5.5	4,504

Other
Customers	111,834	119,593	+6.9	996
Intersegment	91,977	130,721		1,090

Total	203,811	250,314	+22.8	2,086

Elimination	(706,374)	(651,749)	—	(5,431)

Consolidated total	¥7,578,258	¥7,473,633	-1.4%	$62,280

Electronics intersegment amounts primarily consist of transactions with the Game business.

Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.

Other intersegment amounts primarily consist of transactions with the Electronics business.

	2002	2003	Change	2003
Operating income (loss)
Electronics	¥(1,158)	¥41,380	—%	$345
Game	82,915	112,653	+35.9	939
Music	20,175	(8,661)	—	(72)
Pictures	31,266	58,971	+88.6	491
Financial Services	22,134	23,338	+5.4	194
Other	(16,604)	(31,950)	—	(266)

Total	138,728	195,731	+41.1	1,631

Corporate and elimination	(4,097)	(10,291)	—	(86)

Consolidated total	¥134,631	¥185,440	+37.7%	$1,545

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31 (Unaudited)
	2002	2003	Change	2003
Sales and operating revenue
Electronics
Customers	¥1,160,751	¥995,663	-14.2%	$8,297
Intersegment	91,505	29,632		247

Total	1,252,256	1,025,295	-18.1	8,544

Game
Customers	217,740	163,715	-24.8	1,364
Intersegment	5,079	3,623		30

Total	222,819	167,338	-24.9	1,394

Music
Customers	140,496	136,444	-2.9	1,137
Intersegment	13,189	15,966		133

Total	153,685	152,410	-0.8	1,270

Pictures
Customers	194,776	187,240	-3.9	1,560
Intersegment	0	0		0

Total	194,776	187,240	-3.9	1,560

Financial Services
Customers	141,134	141,148	+0.0	1,176
Intersegment	7,647	7,258		60

Total	148,781	148,406	-0.3	1,236

Other
Customers	29,654	30,154	+1.7	252
Intersegment	24,380	39,112		326

Total	54,034	69,266	+28.2	578

Elimination	(141,800)	(95,591)	—	(796)

Consolidated total	¥1,884,551	¥1,654,364	-12.2%	$13,786

Electronics intersegment amounts primarily consist of transactions with the Game business.

Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.

Other intersegment amounts primarily consist of transactions with the Electronics business.

	2002	2003	Change	2003
Operating income (loss)
Electronics	¥(51,346)	¥(116,144)	—%	$(968)
Game	15,558	13,631	-12.4	114
Music	(2,057)	(13,688)	—	(114)
Pictures	11,606	8,089	-30.3	67
Financial Services	10,788	3,024	-72.0	25
Other	(5,186)	(10,681)	—	(89)

Total	(20,637)	(115,769)	—	(965)

Corporate and elimination	(2,955)	(698)	—	(6)

Consolidated total	¥(23,592)	¥(116,467)	—%	$(971)

Electronics Sales and Operating Revenue to Customers by Product Category

	(Millions of yen, millions of U.S. dollars)
	Year ended March 31
Sales and operating revenue	2002	2003	Change	2003
Audio	¥747,469	¥682,517	-8.7%	$5,688
Video	806,401	823,354	+2.1	6,861
Televisions	842,388	846,139	+0.4	7,051
Information and Communications	1,167,328	958,556	-17.9	7,988
Semiconductors	182,276	204,710	+12.3	1,706
Components	525,568	537,358	+2.2	4,478
Other	501,120	490,679	-2.1	4,089

Total	¥4,772,550	¥4,543,313	-4.8%	$37,861

	Three months ended March 31 (Unaudited)
Sales and operating revenue	2002	2003	Change	2003
Audio	¥148,396	¥133,555	-10.0%	$1,113
Video	157,428	146,892	-6.7	1,224
Televisions	219,375	179,456	-18.2	1,496
Information and Communications	312,721	242,815	-22.4	2,023
Semiconductors	45,309	52,453	+15.8	437
Components	141,441	132,946	-6.0	1,108
Other	136,081	107,546	-21.0	896

Total	¥1,160,751	¥995,663	-14.2%	$8,297

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page F-1 and F-2. The Electronics business is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2002, Sony has partly realigned its product category configuration in the Electronics business. In accordance with this change, results of the previous year have been reclassified to conform to the presentations for the current year.

Sales of mobile phones are no longer recorded in the “Information and Communications” category as of the third quarter ended December 31, 2001. From the third quarter of the previous year, sales of mobile phones manufactured for Sony Ericsson Mobile Communications, AB are recorded in the “Other” product category.

Geographic Segment Information

	(Millions of yen, millions of U.S. dollars)
	Year ended March 31
Sales and operating revenue	2002	2003	Change	2003
Japan	¥2,248,115	¥2,093,880	-6.9%	$17,449
United States	2,461,523	2,403,946	-2.3	20,033
Europe	1,609,111	1,665,976	+3.5	13,883
Other Areas	1,259,509	1,309,831	+4.0	10,915

Total	¥7,578,258	¥7,473,633	-1.4%	$62,280

	Three months ended March 31 (Unaudited)
Sales and operating revenue	2002	2003	Change	2003
Japan	¥586,037	¥517,933	-11.6%	$4,316
United States	575,407	481,747	-16.3	4,014
Europe	408,507	363,360	-11.1	3,028
Other Areas	314,600	291,324	-7.4	2,428

Total	¥1,884,551	¥1,654,364	-12.2%	$13,786

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income

(Millions of yen, millions of U.S. dollars, except per share amounts)
	Year ended March 31
	2002	2003	Change	2003
			%
Sales and operating revenue:
Net sales	¥7,058,755	¥6,916,042		$57,634
Financial service revenue	483,313	512,641		4,272
Other operating revenue	36,190	44,950		374

	7,578,258	7,473,633	-1.4	62,280

Costs and expenses:
Cost of sales	5,239,592	4,979,421		41,495
Selling, general and administrative	1,742,856	1,819,468		15,162
Financial service expenses	461,179	489,304		4,078

	7,443,627	7,288,193		60,735

Operating income	134,631	185,440	+37.7	1,545

Other income:
Interest and dividends	16,021	14,441		120
Royalty income	33,512	32,375		270
Foreign exchange gain, net	—	1,928		16
Gain on sale of securities investments, net	1,398	72,552		605
Other	45,397	36,232		302

	96,328	157,528		1,313

Other expenses:
Interest	36,436	27,314		228
Loss on devaluation of securities investments	18,458	23,198		193
Foreign exchange loss, net	31,736	—		—
Other	51,554	44,835		373

	138,184	95,347		794

Income before income taxes	92,775	247,621	+166.9	2,064
Income taxes	65,211	80,831		674

Income before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	27,564	166,790	+505.1	1,390
Minority interest in income (loss) of consolidated subsidiaries	(16,240)	6,581		55
Equity in net losses of affiliated companies	34,472	44,690		372

Income before cumulative effect of accounting changes	9,332	115,519	+1,137.9	963
Cumulative effect of accounting changes (2002: Net of income taxes of ¥2,975 million)	5,978	—		—

Net income	¥15,310	¥115,519	+654.5	$963

Per share data:
Common stock
Income before cumulative effect of accounting changes
— Basic	¥10.21	¥125.74	+1,131.5	$1.05
—Diluted	10.18	118.21	+1,061.2	0.99
Net income
—Basic	16.72	125.74	+652.0	1.05
—Diluted	16.67	118.21	+609.1	0.99
Subsidiary tracking stock
Net income (loss)
—Basic	(15.87)	(41.98)	—	(0.35)

Additional Paid-in Capital and Retained Earnings

The following information shows change in additional paid-in capital for the year ended March 31, 2003 and change in retained earnings for the year ended March 31, 2002 and 2003.

Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

(Millions of yen, millions of U.S. dollars)
	Year ended March 31
	2003	2003
Additional Paid-in Capital:
Balance, beginning of year	¥968,223	$8,069
Exchange offerings	15,791	132
Conversion of convertible bonds	172	1
Reissuance of treasury stock	10	0

Balance, end of year	984,196	8,202

	(Millions of yen, millions of U.S. dollars)
	Year ended March 31
	2002	2003	2003
Retained Earnings:
Balance, beginning of year	¥1,217,110	¥1,209,262	$10,077
Net income	15,310	115,519	963
Cash dividends	(22,992)	(23,022)	(192)
Common stock issue costs, net of tax	(166)	(19)	(0)

Balance, end of year	1,209,262	1,301,740	10,848

Consolidated Statements of Income (Unaudited)

(Millions of yen, millions of U. S. dollars, except per share amounts)
	Three months ended March 31
	2002	2003	Change	2003
Sales and operating revenue:			%
Net sales	¥1,733,679	¥1,503,150		$12,526
Financial service revenue	141,134	141,148		1,176
Other operating revenue	9,738	10,066		84

	1,884,551	1,654,364	-12.2	13,786

Costs and expenses:
Cost of sales	1,313,570	1,140,533		9,505
Selling, general and administrative	464,227	492,173		4,101
Financial service expenses	130,346	138,125		1,151

	1,908,143	1,770,831		14,757

Operating income (loss)	(23,592)	(116,467)	—	(971)

Other income:
Interest and dividends	4,403	4,280		36
Royalty income	14,769	10,129		84
Gain on sale of securities investments, net	1,081	1,682		14
Other	19,750	11,560		96

	40,003	27,651		230

Other expenses:
Interest	3,897	7,251		60
Loss on devaluation of securities investments	4,843	5,273		44
Foreign exchange loss, net	773	264		2
Other	19,695	18,138		151

	29,208	30,926		257

Income (loss) before income taxes	(12,797)	(119,742)	—	(998)
Income taxes	(8,908)	(23,412)		(195)

Income (loss) before minority interest and equity in net losses of affiliated companies	(3,889)	(96,330)	—	(803)
Minority interest in income (loss) of consolidated subsidiaries	(6,605)	(90)		(1)
Equity in net losses of affiliated companies	8,174	14,904		124

Net income (loss)	¥(5,458)	¥(111,144)	—	$(926)

Per share data:
Common stock
Net income (loss)
— Basic	¥(5.91)	¥(120.47)	—	$(1.00)
— Diluted	(5.91)	(120.47)	—	(1.00)
Subsidiary tracking stock
Net income (loss)
— Basic	(10.97)	(69.86)	—	(0.58)

Consolidated Balance Sheets

	(Millions of yen, millions of U.S. dollars)
	March 31
ASSETS	2002	2003	2003
Current assets:
Cash and cash equivalents	¥683,800	¥713,058	$5,942
Time deposits	5,176	3,689	31
Marketable securities	162,147	241,520	2,013
Notes and accounts receivable, trade	1,363,652	1,117,889	9,316
Allowance for doubtful accounts and sales returns	(120,826)	(110,494)	(921)
Inventories	673,437	625,727	5,214
Deferred income taxes	134,299	143,999	1,200
Prepaid expenses and other current assets	435,527	418,826	3,490

	3,337,212	3,154,214	26,285

Film costs	313,054	287,778	2,398

Investments and advances:
Affiliated companies	131,068	111,510	929
Securities investments and other	1,566,739	1,882,613	15,689

	1,697,807	1,994,123	16,618

Property, plant and equipment:
Land	195,292	188,365	1,570
Buildings	891,436	872,228	7,269
Machinery and equipment	2,216,347	2,054,219	17,118
Construction in progress	66,825	60,383	503
Less–Accumulated depreciation	(1,958,234)	(1,896,845)	(15,807)

	1,411,666	1,278,350	10,653

Other assets:
Intangibles, net	245,639	258,624	2,155
Goodwill	317,240	290,127	2,418
Deferred insurance acquisition costs	308,204	327,869	2,732
Other	554,973	779,460	6,496

	1,426,056	1,656,080	13,801

	¥8,185,795	¥8,370,545	$69,755

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥113,277	¥124,360	$1,036
Current portion of long-term debt	240,786	34,385	287
Notes and accounts payable, trade	767,625	697,385	5,812
Accounts payable, other and accrued expenses	869,533	864,188	7,202
Accrued income and other taxes	105,470	109,199	910
Deposits from customers in the banking business	106,472	248,721	2,073
Other	355,333	356,810	2,972

	2,558,496	2,435,048	20,292
Long-term liabilities:
Long-term debt	838,617	807,439	6,729
Accrued pension and severance costs	299,089	496,174	4,135
Deferred income taxes	159,573	159,079	1,326
Future insurance policy benefits and other	1,680,418	1,914,410	15,953
Other	255,824	255,478	2,129

	3,233,521	3,632,580	30,272
Minority interest in consolidated subsidiaries	23,368	22,022	184
Stockholders’ equity:
Capital stock	476,106	476,278	3,969
Additional paid-in capital	968,223	984,196	8,202
Retained earnings	1,209,262	1,301,740	10,848
Accumulated other comprehensive income	(275,593)	(471,978)	(3,934)
Treasury stock, at cost	(7,588)	(9,341)	(78)

	2,370,410	2,280,895	19,007

	¥8,185,795	¥8,370,545	$69,755

Consolidated Statements of Cash Flows

	(Millions of yen, millions of U.S. dollars)
	Year ended March 31
	2002	2003	2003
Cash flows from operating activities:
Net income	¥15,310	¥115,519	$963
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization, including amortization of deferred insurance acquisition costs	354,135	351,925	2,933
Amortization of film costs	242,614	312,054	2,600
Accrual for pension and severance costs, less payments	14,995	37,858	316
Loss on sale, disposal or impairment of long-lived assets, net	49,862	39,941	333
Gain on sales of securities investments, net	(1,398)	(72,552)	(605)
Deferred income taxes	(49,719)	(98,016)	(817)
Equity in net losses of affiliated companies, net of dividends	37,537	46,692	389
Cumulative effect of accounting changes	(5,978)	—	—
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	111,301	174,679	1,456
Decrease in inventories	290,872	36,039	300
Increase in film costs	(236,072)	(317,953)	(2,650)
Decrease in notes and accounts payable, trade	(172,626)	(58,384)	(486)
Increase (decrease) in accrued income and other taxes	(39,589)	14,637	122
Increase in future insurance policy benefits and other	314,405	233,992	1,950
Increase in deferred insurance acquisition costs	(71,522)	(66,091)	(551)
Increase in marketable securities held in the insurance business for trading purpose	(55,661)	—	—
Decrease in other current assets	5,543	29,095	242
Increase (decrease) in other current liabilities	(19,418)	26,205	218
Other	(46,995)	48,148	402

Net cash provided by operating activities	737,596	853,788	7,115

Cash flows from investing activities:
Payments for purchases of fixed assets	(388,514)	(275,285)	(2,294)
Proceeds from sales of fixed assets	37,434	25,711	214
Payments for investments and advances by financial service business	(705,796)	(1,026,361)	(8,553)
Payments for investments and advances (other than financial service business)	(90,544)	(109,987)	(917)
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances by financial service business	345,112	542,539	4,521
Proceeds from sales of securities investments, maturities of marketable securities and collections of advance (other than financial service business)	33,969	135,834	1,132
Decrease in time deposits	1,222	1,124	10

Net cash used in investing activities	(767,117)	(706,425)	(5,887)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	228,999	12,323	103
Payments of long-term debt	(171,739)	(238,144)	(1,985)
Decrease in short-term borrowings	(78,104)	(7,970)	(66)
Increase in deposits from customers in the banking business	106,472	142,023	1,184
Proceeds from issuance of subsidiary tracking stock	9,529	—	—
Dividends paid	(22,951)	(22,871)	(191)
Other	12,834	21,505	179

Net cash provided by (used in) financing activities	85,040	(93,134)	(776)

Effect of exchange rate changes on cash and cash equivalents	21,036	(24,971)	(208)

Net increase in cash and cash equivalents	76,555	29,258	244
Cash and cash equivalents at beginning of year	607,245	683,800	5,698

Cash and cash equivalents at end of year	¥683,800	¥713,058	$5,942

(Notes)

1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120 = U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2003.

2.	As of March 31, 2003, Sony had 1,035 consolidated subsidiaries. It has applied the equity accounting method in respect to 84 affiliated companies.

3.	Sony calculates and presents per share data separately for Sony’s Common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards (“FAS”) No.128, “Earnings per Share”. The holders of the tracking stock have the right to participate in earnings, together with Common stock holders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends or change in accumulated losses. The earnings allocated to Common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

Weighted-average shares used for computation of earnings per share of Common stock are shown in the chart below. The dilutive effect in the weighted-average shares for the year ended March 31, 2002 and 2003 mainly resulted from convertible bonds. In accordance with FAS No.128, the computation of diluted net income per share for the year ended March 31, 2002 uses the same weighted-average shares used for the computation of diluted income before cumulative effect of accounting changes per share, and reflects the effect of the assumed conversion of convertible bonds in diluted net income.

Weighted-average shares	(Thousands of shares)
	Year ended March 31
	2002	2003
Income before cumulative effect of accounting changes and net income
— Basic	918,462	919,706
— Diluted	921,234	998,591

Weighted-average shares	(Thousands of shares)
	Three months ended March 31
	2002	2003
Net loss
— Basic	918,498	920,814
— Diluted	918,498	920,814

Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the year and three months ended March 31, 2002 and 2003 are 3,072 thousand shares. There were no potentially dilutive securities or options granted for EPS of the subsidiary tracking stock outstanding at March 31, 2002 and 2003.

4.	Sony’s comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liability adjustment and foreign currency translation adjustments. Net income (loss), other comprehensive income (loss) and comprehensive income (loss) for the year and three months ended March 31, 2002 and 2003 were as follows;

(Millions of yen, millions of U.S. dollars)

	Year ended March 31			Three months ended March 31
	2002	2003	2003	2002	2003	2003
Net income (loss)	¥15,310	¥115,519	$963	¥(5,458)	¥(111,144)	$(926)
Other comprehensive income (loss) :
Unrealized gains (losses) on securities	(21,519)	(5,339)	(45)	14,394	2,834	24
Unrealized gains (losses) on derivative instruments	(711)	(4,082)	(34)	(3,532)	(668)	(6)
Minimum pension liability adjustment	(22,228)	(110,636)	(922)	(22,228)	(110,636)	(922)
Foreign currency translation adjustments	97,432	(76,328)	(636)	9,561	25,387	211

	52,974	(196,385)	(1,637)	(1,805)	(83,083)	(693)

Comprehensive income (loss)	¥68,284	¥(80,866)	$(674)	¥(7,263)	¥(194,227)	$(1,619)

5.	In April 2001, Sony adopted FAS No.133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB statement No.133”. As a result of the adoption of the new standard, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million in the cumulative effect of accounting changes in the consolidated statement of income.

6.	In July 2001, the Financial Accounting Standards Board (“FASB”) issued FAS No.142, “Goodwill and Other Intangible assets” which supersedes Accounting Principles Board Opinion No.17, “Intangible Assets”. Sony elected early adoption of FAS No.142 retroactive to April 1, 2001.

7.	In the fourth quarter of the year ended March 31, 2002, Sony adopted Emerging Issues Task Force Issue No.01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, retroactive to April 1, 2001.

8.	Adoption of New Accounting Standards

Impairment or Disposal of Long-Lived Assets

In April 2002, Sony adopted FAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections

In April 2002, the FASB issued FAS No.145 “Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections”. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. Sony elected early adoption of this statement retroactive to April 1, 2002. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued FAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement establishes accounting and disclosure rules for costs associated with exit or disposal activities that are initiated after December 31, 2002. The impact of the adoption of this statement on Sony’s results of operations and financial position was immaterial.

Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued FASB Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No.5, 57, and 107 and rescission of FASB Interpretation No.34”. This interpretation addresses the accounting for guarantees issued or modified after December 31, 2002 and the disclosure requirements for all guarantees. The impact of the adoption of this interpretation on Sony’s results of operations and financial position was immaterial.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No.46, “Consolidation of Variable Interest Entities – an interpretation of ARB No.51”. This interpretation addresses consolidation by a primary beneficiary of variable interest entities. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 become effective for Sony during the second quarter of the fiscal year ending March 31, 2004. As no new variable interest entity created or acquired after January 31, 2003 exists, the adoption of this interpretation did not have an impact on Sony’s results of operations and financial position for the year and three months ended March 31, 2003. Sony is now in the process of assessing the impact for variable interest entities created or acquired before February 1, 2003.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Year ended March 31
	2002	2003	Change	2003
Capital expenditures (additions to fixed assets)	¥326,734	¥261,241	-20.0%	$2,177
Depreciation and amortization expenses*	354,135	351,925	-0.6	2,933
(Depreciation expenses for tangible assets)	(297,581)	(279,476)	(-6.1)	(2,329)
R&D expenses	433,214	443,128	2.3	3,693

	Three months ended March 31
	2002	2003	Change	2003
Capital expenditures (additions to fixed assets)	¥72,140	¥76,610	6.2%	$638
Depreciation and amortization expenses*	91,956	96,241	4.7	802
(Depreciation expenses for tangible assets)	(81,935)	(74,340)	(-9.3)	(620)
R&D expenses	107,931	131,379	21.7	1,095
*	Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Condensed Financial Services Balance Sheet (Unaudited)

The following schedule shows unaudited condensed balance sheets for Financial Services and for Sony without Financial Services. While this presentation is not required under U.S. GAAP used in Sony’s consolidated financial statements, because the Financial Services is different in nature from Sony’s Electronics, Game, Music, and Pictures segments, Sony believes that this type of comparative presentation helps the understanding and analysis of Sony’s consolidated balance sheet.

				(Millions of yen, millions of U.S. dollars)
	Financial Services			Sony without Financial Services
	March 31			March 31
	2002	2003	2003	2002	2003	2003
ASSETS
Cash and cash equivalents	¥327,262	¥274,928	$2,291	¥356,538	¥438,130	$3,651
Marketable securities	157,363	236,621	1,972	4,784	4,899	41
Other current assets	142,051	176,376	1,470	2,412,799	2,057,930	17,149
Investments and advances	1,388,556	1,741,748	14,515	420,226	372,671	3,106
Investments in Financial Services	—	—	—	170,189	170,189	1,418
Deferred insurance acquisition costs	308,204	327,869	2,732	—	—	—
Other long-lived assets	172,616	152,892	1,274	2,702,352	2,771,946	23,100

	¥2,496,052	¥2,910,434	$24,254	¥6,066,888	¥5,815,765	$48,465

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits from customers in the banking business	¥106,472	¥248,721	$2,073	¥—	¥—	$—
Future insurance policy benefits and other	1,680,418	1,914,410	15,953	—	—	—
Other liabilities and minority interest in consolidated subsidiaries	390,976	425,591	3,547	3,834,544	3,677,646	30,647

Total liabilities and minority interest in consolidated subsidiaries	2,177,866	2,588,722	21,573	3,834,544	3,677,646	30,647
Stockholders’ equity	318,186	321,712	2,681	2,232,344	2,138,119	17,818

	¥2,496,052	¥2,910,434	$24,254	¥6,066,888	¥5,815,765	$48,465